ARNALL GOLDEN GREGORY LLP
                                 171 17TH STREET, NW
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                                ATLANTA, GA 30363

                                                      Direct phone: 404-873-8706
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                                                      E-mail: Robert.Dow@agg.com
                                                                     www.agg.com


                                 July 22, 2005



VIA FEDERAL EXPRESS AND EDGAR

Mr. Daniel F. Duchovny
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 362
100 "F" Street, N.E.
Washington, D.C. 20549

           RE:    COLOR IMAGING, INC.
                  AMENDMENT NO. 2 TO PRELIMINARY SCHEDULE 14A
                  FILED JULY 22, 2005
                  FILE NO. 000-16450

                  AMENDMENT NO. 2 TO SCHEDULE 13E-3
                  FILED JULY 22, 2005
                  FILE NO. 005-59249

Dear Mr. Duchovny:

     On behalf of Color Imaging, Inc. ("Color Imaging" or the "Company"), we transmit for filing Color Imaging's responses to the Staff's letter of comment dated July 12, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all page references are to the marked copy of the Schedule 14A (file no. 0-16450). Concurrently, we have filed an amendment to the Schedule 14A.

SCHEDULE 13E-3
INTRODUCTION

1. We reissue comment 6. Please include the information required by Item 1003(c) for Mr. Wilson.

     Initial comment 6 from the Staff's letter of June 6, 2005:

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 2


     Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, you need to provide all of this information with respect to Mr. Wilson. See General Instruction C to
     Schedule 13E-3. In addition, provide the disclosure required by Item 1005(a) with respect to the filing persons and each of your executive officers and directors.

     RESPONSE:

     Mr. Wilson's biographical information has been added to the Schedule 13E-3. The Schedule 13E-3 also includes a general statement, for all the directors, and officers addressing the matters in Item 1003(c)(3)-(4).

Item 16. Exhibits

2. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

     RESPONSE:

     We have noted your comment. Please let us know when to expect the comments on the confidential treatment request.

3.   Please provide us with an unredacted copy of exhibit (c)(ii).

     RESPONSE:

     An unredacted copy was filed with the SEC on June 24 but we neglected to send you a courtesy copy. We apologize for this oversight. An additional unredacted copy was forwarded to Mr. Duchovny via overnight delivery on July 20.

PRELIMINARY SCHEDULE 14A
GENERAL

4. We reissue comment 7 with respect to each potential ratio for the reverse stock split. Revise your proxy statement and proxy card to allow shareholders to separately vote on each potential ratio for the reverse stock split. See Section II.H of Release 34-31326 (October 16, 1992).

     Initial comment 7 from the Staff's letter of June 6, 2005: Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site). We believe you must present as separate matters: (i) each potential ratio for the reverse stock split; and (ii) potentially also the forward stock split. Please revise to allow shareholders to separately vote on each potential ratio for the reverse stock split and the forward split, or

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 3


     explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required. With respect to a separate vote on the forward stock split, if you choose to present your analysis, it should note whether state law and/or Color Imaging's governing instruments require a shareholder vote.

     RESPONSE:

     We have revised the proxy statement and the proxy card to allow for a separate vote for each ratio.

Special Factors, page 6

5. We reissue comment 12 with respect to the section "Background of the stock splits." We note this section is not included under the Special Factors.

     Initial comment 12 from the Staff's letter of June 6, 2005: Please reorganize your filing so that all of the disclosures required by Items 7, 8 and 9 of Schedule 13E-3 is in the Special Factors section and avoid duplication of your disclosure to the extent possible. We note, for example, the section "Background of the stock splits" is not included under the Special Factors, and the subsections "Reasons for the stock splits" and "Did the board consider any disadvantages?" within the Special Factors appear to be duplicative.

     RESPONSE:

     We have moved this section under the Special Factors heading.

     How will the board select the reverse split ratio? page 11

6. We reissue comment 17. We note your response directed us to revised disclosure in this section but we are unable to find a discussion of the issues described in our prior comment.

     Initial comment 17 from the Staff's letter of June 6, 2005: The circumstances under which the board may choose to abandon the going private transaction despite shareholder approval are material and should be described with as much specificity as possible in the Summary Term Sheet section.

     RESPONSE:

     We apologize, we directed you to the wrong Q&A. There is a separate Q&A entitled "Is there a possibility that the Board will not go forward with the Stock Splits even if the stockholders approve the proposal," which now appears at page 12. This one includes bullet points with factors. In addition on page 2 there are four numbered items outlining circumstances under which the proposal may be abandoned.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 4


7. We note footnote 4 is included in the table in this section but it is not explained. Please revise.

     RESPONSE:

     This reference was an error so we removed it from the table on page 12.

Is there a possibility  that the board will not complete the stock splits?  page
12

8. Please revise the second sentence in the third full paragraph of this section to clarify its meaning.

     RESPONSE:

     We clarified the sentence at page 12. In addition, per the telephone conversation with the staff on July 18, we have clarified the sentence regarding the stock options, at page 33.

     9. In the last paragraph on this section, it appears that you are not currently in compliance with the traditional leverage ratio on your credit facility; you disclose that this ratio should be 1:1 but your ratio as of March 31, 2005 is .42:1. We note, however, the implication in the last sentence of this section that you are in compliance with the ratio. Please clarify this apparent discrepancy. If you are not in compliance with the credit facility covenant, please state so and describe how such non-compliance will affect your ability to pay the consideration to shareholders who will be cashed out as a result of the reverse stock split. Make any related revisions, as necessary, under the caption "Stock Splits Proposal" in the Summary Term Sheet.

     RESPONSE:

     This disclosure has been further updated based upon the proposal of the lender to require a traditional leverage ratio of 2 to 1 (we deleted the reference to a possible 1 to 1 ratio), and Color Imaging is in compliance because the 2 to 1 requirement is a maximum limit. In other words, the .42 previously disclosed and the current .45, are in each case less than 2, so it meets the requirement. At page 12 we have clarified the language to indicate this.

Special Factors - Opinion of CBIZ Valuation Group

Purpose and content of the fairness opinion, page 25

10. It appears that the equity value per share in each of the discounted cash flow, publicly-traded company, and merger and acquisition analyses as disclosed in your proxy statement does not match the information presented to your board of directors on April 14, 2005 by CVG. Please reconcile these discrepancies.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 5


     RESPONSE:

     The CVG presentation was based upon the assumptions that the Company would repurchase all of the Company's outstanding stock options and that the Company may not realize all of the value of its net operating loss carryforward. The Board determined not to do the option buy-back and with the concurrence of the Company's auditor now expects to realize the full benefit of the net operation loss carryforward. Therefore, the Board instructed CVG to prepare an opinion without these assumptions. CVG updated its opinion and analysis accordingly, but did not give an additional presentation to the Board to reflect this change. We have added language at page 33 to describe this.

Going Concern Fair Value Estimates, page 29

11. Please explain the reasons for the adjustments described in the last paragraph of this section.

     RESPONSE:

     We have added an explanation of the adjustments at pages 37 and 40.


     Discounted Cash Flow Method, page 29

12. With respect to the first two tables added to this section, please include a column for 2004 information, given that the publicly-traded company analysis uses that information. Also, since the CVG analyses described in the summary of CVG's opinion show per-share data, please show the number of shares outstanding as of the end of each period so readers may be able to calculate the per-share income information.

     RESPONSE:

     We have added columns with 2004 data to the table at page 38.

13. We reissue comment 42. Please disclose the industry averages we had previously requested. We are also unable to find the revisions described in the second sentence of your response.

     Initial comment 42 from the Staff's letter of June 6, 2005: Please explain how CVG determined that discount rates of 14-21% and EBITDA multiples of 5x-7x were the most appropriate indicators of value. Disclose the industry averages.

     RESPONSE:

     We have deleted the term industry average and substituted in its place industry composite. The industry composite information was added to the table of illustrating the weighted average cost of capital inputs and estimates. At page 37, we have added a discussion of the basis for using the 14% to 17% discount rates and the 5x to 7x EBITDA multiples.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 6


14. With respect to the new table setting forth the estimated weighted average cost of capital and the industry composite:

     o explain the meaning of the tables and their component information; o explain how the tables support the discount rates and multiples used;
          o explain the asterisk next to the heading "Industry Composite;" and o describe the industries included in each of the SICs used in the industry composite table.

     RESPONSE:

     We have added explanation on these points at page 37 and deleted the erroneous asterisk in the table at page 39.

15. We reissue comment 43. Revise this section to show how the information included in the financial projections tables resulted in the values already disclosed.


     Initial comment 43 from the Staff's letter of June 6, 2005:

     Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the values already disclosed. Please apply this comment to every CVG analysis disclosed.

     RESPONSE:

     At pages 39 and 40, we added a description of method used to derive the values from the projected financial data.

16.  Please disclose the substance of your response to comment 44.

     RESPONSE:

     We have added the basic substance of this response to the discussion at page 40.

17. Refer to the table under each of the DCF-stand alone basis and DCF-reverse stock split basis. We note that in each of these tables you disclosed figures for a 17% and a 21% weighted-average cost of capital, neither of which is included in the April 14, 2005 presentation by CVG to your board of directors. Please explain.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 7


     RESPONSE:

     Under Background at page 26, we have disclosed that Mr. Eiswirth, the Chairman and sole member of the Special Committee, asked for this additional data and analysis.


Publicly-traded Company Analysis, page 32

18. Refer to prior comment 45. Please revise the new table in this section to include the market value, the EBITDA and the net income for each comparable company. Also, revise to disclose the period which the data represents for each comparable company. Finally, disclose the source of the information.

     Initial comment 45 from the Staff's letter of June 6, 2005: Please disclose the measures used to conduct these analyses for Color Imaging (in each of the stand-alone and the stock splits basis).

     RESPONSE:

     We have revised the table at page 41 to add the data you requested.

Merger and Acquisition Analysis, page 33

19. Please revise the new table to show the acquiror in each of the six listed transactions and explain the meaning of the term "BEV." Also, disclose the substance of the second sentence of your response to comment 47 and explain how, if at all, the remaining transactions were used in the analysis.

     RESPONSE:

     We have spelled out "business enterprise value" and listed the names of the acquirers in the table at page 43.

Liquidation Analysis, page 35

20. It appears that the subtotals and totals in this table do not add up as you have presented them. Please revise or advise. Also, please show the footnotes below the table in the table.

     RESPONSE:

     We have corrected the subtotals in the table, and added the footnotes, at page 44.

Premium Analysis, page 35

21.  Please explain the meaning of the first line-item in the new table.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 8

     RESPONSE:

     We have clarified the title of the first line of the table at page 44.

Conclusion, page 36

22. Please revise the table in this section to show the results of the liquidation analysis.

     RESPONSE:

     We have added the liquidation analysis to the conclusion table at page 45.

Information of certain persons, page 51

23. Please revise the last cross-reference included in the first paragraph of this section, as it appears that the section referenced is no longer in the proxy statement.

     RESPONSE:

     We have corrected this cross-reference at page 61.

24. We reissue comment 64 with respect to footnote 3, which is included in the table.

     Initial comment 64 from the Staff's letter of June 6, 2005: Please include footnotes 3-13 in the table.

     RESPONSE:

     We have added this footnote to the table at page 62.

25. It appears that the beneficial ownership of Mr. Jui-Chi Wang may be overstated. We note that Mr. Wang has beneficial ownership of 4,500,000 shares held of record by CFI, 738,200 shares held directly by Mr. Wang, and 43,750 shares underlying options exercisable within 60 days, all of which add up to 5,281,950 shares instead of 5,508,200 shares currently disclosed. Please revise or advise.

     RESPONSE:

     Jui-Chi Wang directly owns 964,450 shares, as reflected in the Schedule 13D/A filed on June 14, 2005, and Form 4 filed on June 6, 2005. When added to the 4,500,000 shares held by CFI and the 43,750 shares underlying options, the total is 5,508,200.

                                                          Mr. Daniel F. Duchovny
                                                                   July 22, 2005
                                                                          Page 9


     If you have any questions, please do not hesitate to contact me at (404) 873-8706. I will be out of the office the week of July 24, returning to the office Tuesday, August 2. In my absence, please contact my partner, Clark Fitzgerald, at (404) 873-8622.

                                Very truly yours,

                                ARNALL GOLDEN GREGORY LLP


                                /s/ Robert F. Dow
                                Robert F. Dow

cc:  Christina Chalk, Esq. (Mail Stop 03-09)
     Morris E. Van Asperen, Color Imaging
     T. Clark Fitzgerald III, Esq.

Enclosures:  Amended Schedule 14A